Exhibit 99.3
Press Conference

INFOSYS-PRESS CALL
Q4 FY 10 RESULTS
April 13, 2010

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
 Infosys Technologies – CEO and MD

S. D. Shibulal
 Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

TV Mohandas Pai
Member of the Board and Director-Human Resources, Education and Research and Administration

Swaminathan D
IBPO - CEO

PRESS

Gautam Das
Financial Express

Mehul Shrivastav
Bloomberg News

Deepu Misra
Business Standard

Dhanya
Dow Jones

Sumit
Reuters

Balaji
Freelancer

Kris Gopalakrishnan

Good afternoon everyone and welcome to the presentation for the year ended March 31, 2010. We have done very well compared to where we thought we would be. At the beginning of the year we had said that the revenue would decline by 3%-7%, we are ending up with a growth of 3%, so clearly we have done much better than what we thought. We have built up capacity within the system. We had invested in capability building, in solutions, in markets, in people and definitely that has helped us to take advantage of the growth opportunities that we saw. Our investment into our clients and making sure that even in this difficult period we stand by our clients also have benefited. If you look at this quarter we added 47 new clients. One of the highest client additions in recent times. So clearly you know our clients are standing by us let us say as they look at investing into the future they are looking at Infosys to provide those services. At the beginning of the year we had said that our operating margin will come down by about 300-basis points, we are ending the year with an operating margin increase of 90-basis points, so clearly again our initiatives towards controlling cost, our initiatives to manage our expenses have worked, we have been able to also take advantage of the growth. Growth ultimately is an answer for many of the challenges any company would face and as growth came back we are able to take advantage of that and improve the margins. We have added almost 27,000 employees this year. Next year we are looking at adding gross 30,000 employees. So we continue to invest in capacity building. We continue to invest in our employees in education, in training, in skill upgradation, we continue to invest in our employees, our utilization has improved to 77.1% compared to 76.2% last quarter. So again on the employees front we are doing all the right things. We have also given a very good compensation increase this quarter. On an average you will see at different levels increases ranging from 13% to 17% in India and 2% to 3% outside the country. So again as things improve, as things came back to normal we are looking at normal compensation increases for the year. We are looking at how this year is going to pan out. The environment continues to be challenging as you know global economy is not completely out of the woods. Having said that our clients and businesses are investing into growth, investing into the future, investing into building a better tomorrow and they are also investing into companies like Infosys that have a very strong global delivery model and we are benefiting from that. Our guidance is 16% to 18%, I will take you through these things, but the highest level of guidance is 16% to 18% in EPS growth in solid terms of 5.3% to 9.6%. So quickly looking at the numbers this is the safe harbour clause. Our income in Rupee term is Rs.5,944 crores for the quarter ended March 31. This is a quarter-on-quarter growth of 3.5%, year-on-year growth of 5.5%. The net profit after tax was Rs.1,600 crores which includes an extraordinary income of Rs.48 crores arising out of our investment in OnMobile systems, quarter-on-quarter growth of 2.6%, year-on-year of course decline of 0.9%, earnings per share decreased to 28.02%. Now Rupee has actually appreciated by 6% from last year to this year, so some of this factored into these things. 47 clients were added during the quarter. Gross addition last quarter was 9,313 employees, our employee count is more than 1.13 lakhs right now. The board has recommended a final dividend of Rs.15 per share for the fiscal 2010. So if you look at the numbers as I said revenue of Rs.5,944 crores, gross profit of Rs.2,529 crores, an operating profit of Rs.1,789 crores, and a net profit of Rs.1,600 crores, earnings per share basic of Rs.28.02 and diluted Rs.28. Now, I will hand it over to my colleague Shibulal to take you through the operational performance and then I will come back with the guidance and the summary. Thank you.

S. D. Shibulal

Good morning everyone. As Kris said it has been an excellent quarter and a very good year for us. We started out the year with the guidance of minus 2.5% (-2.5%) to 3% growth and we have ended the year with 3% growth on the positive side. The quarter has done very well. We have grown 5.2% in revenue terms, 5.2% in volume terms, our top 25 clients have grown by 7.6%, so it has been a very good quarter for us. North America continues to be strong even though there is a marginal decline and Europe has gone up from 21.9% to 22.5%. To give you some colour here most of the growth has come from continental Europe which means that our strategy of investing into the continental Europe is working out. As far as onsite offshore no major change. Utilization has gone up. Of course because the revenues have gone up. Utilization excluding trainees 77.1%. Usually we are very comfortable between high 70s and low 80s in a very high demand period. We have done 81%. So this utilization is quite comfortable. Fixed price again going up very much in line with our strategy of taking the fixed price up. Effort and utilization onsite-offshore revenues click, onsite is 46%. We added the maximum number of clients this quarter over the last many quarters. 47 new clients were added. If you remember last year we had articulated our strategy of going after Fortune-2000 clients and you are seeing the results. We added 47 new clients. I am sure almost all of them are in the Fortune-2000. The number of million dollar clients have gone up from 336 to 338. Number of $50 mn clients went from 22 to 26. The top 10 clients gives us 25.8%. Repeat business, again is extremely healthy. 95% of our business today comes from repeat business. Number of awards and recognition, our global IT partners, industry leading awards and accolades. We were named among the top 10 outsourcing and IT integration providers and the favorite for customer experience for the third time in the annual Consumer Good Technology Readers Choice Survey plus investor relations by an Asia-Pacific company in the US market. Number of very important client wins, this year we have won five large deals, two of them more than $150 mn. If you remember the remarks last quarter we were talking about sub $100 mn deals. We were mentioning that we are not seeing too many deals above $100 mn in the market, that has changed. This quarter we have two deals more than $150 mn and total of five large deals we have won this quarter. On the transformational deals we have again four wins this quarter, one of them more than $50 mn deal, so overall if you look at the deal pipeline the pipeline has improved, our wins have gone up and these are the right kind of wins for us. Finacle added 10 new deals this quarter closing the year with 31 new wins, 5 wins were in Asia-Pacific, and five were in Europe, Middle East and Asia. In addition, the First Bank from South Africa joined the group of Finacle clients. During the quarter three client projects went live. We also launched Finacle Treasury-in-a-Box, a rapid implementation framework for an integrated front, middle and back office treasury system in banks. BPO continued to move up the value chain. It was positioned by Gartner as a leader in the leader's quadrant in the 2009 Magic Quadrant for comprehensive financial and accounting BPO in the F&A space, of course the McCamish acquisition has gone well. Patents, during the fourth quarter we have applied for eight patent applications in India and in US. With this, we have a total of 224 applications pending in India and in US. We have been awarded nine patents by the US Patent and Trademarks Office. HR, the total strength is 113,796, software professionals 105,000. We added 27,000 people this year. In the beginning of the year we had committed to adding 18,000, instead of that we have added 27,000. This quarter alone we added 9,000 people, net 4,000. This quarter we added laterals 2,000 plus. Our attrition is 13.4%, almost 3% of that is involuntary attrition, which means that our attrition after the involuntary attrition is about 10.4%. It has marginally gone up and added the reflection of the demand situation, the demand all around is high and that means that ratio will go up marginally. Infrastructure as of March 31, we have 25 million square feet of space available, 107,000 people capacity and 1.8 million square feet of space under construction which can accommodate another 13,000 employees. So, to summarize as I said in the beginning it has been a very good quarter, very tough year for us, for the first time, probably in the history of Infosys we started the year with a negative outlook, but we have come through the tough year doing very well. We have grown and of course Kris will be giving you the guidance. Thank you.

Kris Gopalakrishnan

Thanks Shibu, so under IFRS consolidated for quarter ending June 30, 2010, the income is expected to be in the range of 5,919 and 5,963 Crores. This is a year-on-year growth of 8.2% to 9%. Earnings per share is expected to be in the range of Rs.24.34 to 24.79. For the full year ending March 31, 2011, income is expected to be in the range of Rs.24,796 Crores to 25,539 Crores and the EPS is expected to be in the range of Rupees 106.82 to Rupees 111.28. So revenue growth of 9% to 11% and the EPS decline of about 2 to 2.1%. We have assumed that rupee to be at 44.50 paise per dollar and this is actually a 6% appreciation of rupee from last year. That has to be kept in mind. In summary, we have been able to take advantage of opportunities in the market and grow faster due to our investments in capacity, our ability to take advantage of growth and capability in terms of solutions, in terms of training our employees and things like that. The economic environment continues to be challenging. Businesses, especially our clients are investing in growth for building a better future, we continue to increase our relevance to our clients through thought leadership, investment in R&D, investment in solutions and there are significant opportunities for technology companies in the future in terms of building a smarter organization, sustainability, digital consumers etc., and every one of these trends will require investments in technology, so long term the prospect for technology companies are fairly good, even if you look at NASSCOM announcement through 2020 they said the IT services and industry in India should be growing at around 11%, so clearly the long term prospects for IT services industry is good. We are focused on building a better tomorrow for all our stakeholders, for our customers, for our employees, for our investors, we are innovating, we are running the company as efficiently as possible, one of the best execution engines in the industry and we are continuing to focus on our growth, our investments are bearing fruit, our solutions are yielding results. We are creating new services, for example learning service which we created in the last two years and it is gaining traction, emerging economies, new economies are turning to global economic hubs, we will also focus to become an important player in places like India, China, Middle East and we will continue to focus on sustaining our margins. We are in a very strong financial position with $3.5 bn of cash on our hands. Bottomline, we have weathered probably a most difficult environment in the history of the company, came out stronger, the future looks very bright and we are capable and we have the capacity to take advantage of the growth opportunities coming in our direction. Thank you and now we will open the floor for questions. Thank you.

Gautam Das

Hi, this is Gautam Das from Financial Express. Kris, can you put a little more colour on the environment? When you say challenging what do you mean by that, and how are you are guiding 18% growth this fiscal year, if it is challenging? Can you also put some colour on client budgets and I will have a followup?

Kris Gopalakrishnan

See, the client budgets are either flat or slightly up which is better than what it was last year. Last year we were looking at a decline in the IT budgets but this year we are clearly seeing that IT budgets are going to be flat or maybe even slightly up, so in that sense it is in a better position to be in. Decisions are being made, you have seen two quarters of good growth, 6.8% in Q3, 5.2% in Q4 and then our guidance of 16 to 18% is based on data, information we have collected from our clients, where they are investing, how they are investing, in which companies they are investing, we have also had significant client additions, last quarter our top 10 clients grew, this quarter top 25 clients grew, so we have a model for forecasting and we have used that model, the model has proved to be reasonably good model, we have been able to figure out changes in the markets very quickly, more importantly we also have the bench required to accelerate growth as and when opportunities come our way. The key difference right now is that even though businesses are looking for investment, their window or their horizon is actually still short term, they are unwilling to at this point invest in long-term projects and things like that. They are looking at not long-term commitments and that is a key difference right now and it is a function of the overall economic environment, unemployement is high. Some countries in Europe are facing challenges from a debt perspective and that is definitely in the minds of our customers too.

Gautam Das

I have seen one of your $200 mn clients is no longer there. I mean from last quarter it has come down. And why is the repeat business going down ?

Kris Gopalakrishnan

So the repeat business has not gone down. It is the way it is computed. In the beginning of the year the repeat business will always be high, as we add new clients through the year the repeat business will come down. There is nothing much to read about the $200 mn clients. It could be a boundary conditionally shifted backward or forward. All our client base is growing. If you look at the last quarter, our top ten clients have grown healthy. If you look at this quarter actually the top ten has not grown that healthy. Infact, the top 25 has grown by 7.5%. There is really no secular trend in that ratio. The important thing is to remember that we are adding new clients, we are expanding our client base and we have seen growth all around.

Balaji

The first question’s answer was not complete, in the sense you have not given the differentiation between the dollar IFRS and then the Indian. How much does that currency volatility account for. You have a difference of 10% there. That has not been addressed at all.

V. Balakrishnan

Okay the average Rupee-Dollar rate we have taken for guidance is 44.50. The average for fiscal 2010 was 47.43, so there is a Rupee appreciation of 6.2% factored in the guidance so the Dollar growth is 16 to 18, Rupee revenue growth is only 9 to 11, because of this Rupee appreciation we have factored in.

Kris Gopalakrishnan

Yes it is all the data we have. The surveys we have done for clients, so it is a reflection of the informational data we have.

Balaji

Then this is only the beginning sir, it is part of your glorious tradition you will continue to revise your guidance and then you know that can also be there of course and then Mr. Balakrishnan has not told us what the impact of the higher wage, the expenditure that much how much impact it was because you said 10% impact because of the currency volatility.

Kris Gopalakrishnan

See the guidance is a snapshot of our information today, right. On March 31st we look at all the information data we have, the client surveys we have done and we give a guidance based on the model we have built over the years. Our model has proven time and again to be robust, reasonably good and that is what we use for guidance. You know will the guidance change as the year progresses as more information more data is available you know it will get fine tuned, it will get changed, it is possible that things improve and become very better, it is also possible that things can go bad. Somebody was asking is a double dip possible? I did not predict that this downturn will happen so I do not want to today say it would not happen, will happen etc. right, we do not know. So guidance is guidance and it can change, it is a guidance that is all. Now about the impact of compensation etc. I will ask Bala to reply.

V. Balakrishnan

See for next full year our guidance assumes that the margins could come down by 150 basis points because Rupee appreciation itself will impact the margin by 2.5%. Compensation increase will impact the margins by 3% but because we are adding 30,000 people the pyramid structure will come into play that could get minimized. Utilization we assumed it could slightly go up that could benefit the margin by 1% and other cost initiatives will help us. So net-net the margins could decline by 150 basis points that is what is assumed in the guidance.

Deepu Misra

Hi good afternoon, this is Deepu Mitra from Business Standard. There are two questions one is for Mr. Bala, just wanted to understand that contant currency what is the revenue you had and what is the growth that you have shown? Second part is about, Shibu just mentioned about the revenue from the US, so since your US revenue is back at the old level 65% to 70% whereas Europe it has come down, I think last quarter it came down to 22% this quarter it is 23% so is it going to be a trend going forward US will pick up and simultaneously it will affect other geographies? Thank you sir.

V. Balakrishnan

See we had assumed the cross currency to remain at the same level as you saw in end of fiscal 2010. So the constant currency growth and growth we had given in Dollar terms 16 to 18 is almost same there is not much material difference.

S. D. Shibulal

I think number one is that the US will be the top most technology spender in the universe so US will continue to play a very key role in our lives and the revenue from the US will always continue to grow. We are proactively investing in Europe we did see a dip in the European revenue because of two reasons, one there was a specific client issue and second there was a currency issue. We are starting to see the European revenue go up. Now this quarter specifically the growth has come from Continental Europe, we used to invest in UK now we are more focused in the Continental Europe. We are investing in countries like Germany and France so we expect the European revenue also to grow healthy in the coming years.

Deepu Misra

Sir just one follow up, you said there are some specific client issue, can you just throw a little light on that?

S. D. Shibulal

We do not comment on any specific issue or a specific client. There is one client which had an issue and that was dicussed over the last couple of quarters also. Now the client has stabilized.

Deepu Mitra

Is it kind of anti-outsourcing lobby, is it that or something else?

S. D. Shibulal

It has nothing to do with anti-outsourcing lobby at all.

Pankaj

This is Pankaj from Economic Times. Just wanted to have some more details about the OnMobile transaction, just help me understand what was the original investment like and what is the rationale for selling it now and did it had any impact on your profitability this quarter or did it help you in some ways?

V. Balakrishnan

See OnMobile was a company started by Infosys long time back, we do not run the company now. It is like a financial investment, we are able to sell 60% of our holdings because like any other financial investment when you see opportunity to exit at a right price we have exited, we still hold 40% and whenever we have the liquidity event we will sell that also at a right opportune moment. It is like any other financial investment for us now.

Balaji

I will tell you, you said it was actually in 2000 right and then you have now just correct me, you said you sold 50% or 60%, okay now you have could we know how much you invested at that time?

V. Balakrishnan

We invested around $2 mn.

Balaji

At that time what was the currency, what was the conversion rate? See you projected 48 Crores sale of investment, you sell it in $2 mn in 2000 I do not know what is the rate that time?

V. Balakrishnan

It is very small.

Balaji

No whatever it is, if you could tell in Rupees then we can calculate.

V. Balakrishnan

Rs.15 to Rs.16 per share kind of stuff because 5 mn shares

Balaji

5 mn shares at the rate of Rs.15 or Rs.16 sir and that that includes premium also when you are invested in a seed capital funded through a company. Okay but on the website it shows that it was headquartered in Bangalore. The value added service mobile landline.

Mohandas Pai

Registered company in India.

Balaji

Registered in India but operating in US?

V. Balakrishnan

No, you have to ask that company anyway.

Balaji

Now you said it is a strategic sale.

V. Balakrishnan

As far as we know , listed in India they started the operation in US and that they have one more company in US that is where we are holding the stock, we do not hold in the Indian company.

Balaji

Alright so now you have sold 60% for 48 so now you say it is a strategic investment, did you sell it in this quarter to propup your bottom-line for the Quarter 4? Because otherwise it will come to 3.9% decline year-on-year which is consecutively again less, last quarter also there was 3.6% decline in net profit year-on-year?

V. Balakrishnan

Balaji, we do not need this 48 Crores to propup our net profit, we have a good business to run. This is a financial investment but opportunity itself we sold.

Balaji

Yeah, but otherwise operationally your net profit is 1552 Crores. Operationally speaking your net profit if you exclude that sale of investment in the bottom-line it is 1552 which means again 3.9% decline year-on-year, very strategic sale it is?

V. Balakrishnan

No, I mean if you look at the EPS of last quarter and this quarter almost same in Dollar terms because the currency appreciated that had a impact, this has nothing to do with this that timing issue, we found the opportunity, we sold that is it.

Balaji

In this context could you tell like this how many similar investments you have and which can be very potential for strategic sale ?

V. Balakrishnan

Nothing we have only subsidiaries which we hold 100% we do not want to sell.

Balaji

But otherwise is financial investment?

V. Balakrishnan

Financial investment, nothing.

Balaji

Other than this there is nothing else that can help propup ?

V. Balakrishnan

We have small investment that is a long way to go, I do not know whether we will write it off or sell, there is a long way to go.

Balaji

Okay, thank you.

Balaji

For the second consecutive 0.9 marginally including the sale 2nd Quarter there is a decline in profit year-on-year 3.6 previous and now I think operationally 3.9, the reason is because of again currency fluctuation, okay.

V.Balakrishnan

Currency declined by 1.5% that impacted the margin by around 0.7%.

Balaji

Okay thank you.

Sumit

Hi, this is Sumit from Reuters. First of all if you could tell me what was the revenue contribution from McCamish in this quarter and what kind of incremental growth you are seeing there. And second question is for Shibu, if you could throw some light on how your consulting business is doing at this point in time, thank you?

Swaminathan D

Yeah, McCamish contribution in this quarter is close to $6 mn and for the current fiscal we expect it to ramp up to anywhere between $25 mn $30 mn.

S. D. Shibulal

The consulting business is making profit, it is doing pretty well and you can see that our revenues from transformation has gone up from 23% to 26% of our total revenue this quarter which means that we are winning more and more transformational projects. The sole purpose of consulting subsidiary is to make reasonable profit, industry standard, but at the same time drive transformational work throughout Infosys. So both those objectives are being met currently.

Deepu Misra

Hello, this is Deepu once again, question for Mr. Pai, just about your headcount addition last year you said it is 27,000 and in the quarter it was 9,000 but your net addition was 4,000 so it means 5,000 people quit during the quarter so given by the same runrate, you are planning to add 30,000 people next fiscal so at the same rate maybe 20,000 of them will quit so that means the net addition will be just 10,000?

TV Mohandas Pai

I cannot tell you how many will leave because we do not want anybody to leave. We are not in the business of hiring people and asking them to leave but if you look at the 4th Quarter we had 3500 people leave Infosys is up by 2% compared to the previous quarter out of which 500 people were what you call involuntary separation largely due to the trainees not passing our test at the end of training, it has gone up by 2% because the market is pretty hot right now. And next year we estimate overall the attrition to come down from the 2nd Quarter onwards because in the 1st Quarter that is this quarter normally people leave to do their MBAs and M Techs you know that there is a large number of people who wanted to do the MBA and they leave us to do the MBA. So this quarter we could see attrition same level or slightly up, we hope the 2nd Quarter will come down. We have give a very large salary increase, $134 mn, the largest in the history of the IT industry in India. $134 mn for the year incremental cost the largest in the history of the IT industry in India unless somebody who makes a superior claim. And we believe that this addresses certain issues, yeah Government of India, I mean IT industry I am talking about IT and not Government of India, government is spending your money we are spending company money. Yeah easy to spend somebody’s money, but we have given a large wage increase to people at the middle and junior levels to make sure that we have a competitive wage structure, at a senior level we have given a 10% wage increase and this will take our career architecture forward, we embarked in a very large transformation exercise, I believe it is the largest in the world because no company have 115,000 people has embarked on this large scale transformation exercise because our consultants they had not handled this size and they are very big consultants, globally there is no precedence, so we have gone through that and there were some challenges that came up which we addressed and in this exercise of increasing compensation and having a large number of promotions, 7500 promotions that is what we are doing, 2500 to address those people who have been impacted by iRACE and the balance for others in the entire system we have addressed all the issues that employees had and we believe that we have changed the dynamics of the Human Resource areas for the IT industry. We started a large scale transformation of the time when the downturn was not heard of, we went through downturn because of 18 month transformation exercise, and we followed a very purist approach. A purist approach to set a very good base line. We set a very good base line for the next ten years and then maybe next five years. And on top of that we have given a large scale promotion, we have given the large scale wage increase and I think for the entire industry we set a very high bar in this area.

Dhanya

Mr. Pai, this is Dhanya from Dow Jones. Can you just clarify you just spoke about some issues with iRACE that has been sorted out, can you just explain what the issues were and how did you sort it out?

TV Mohandas Pai

iRACE is a large scale carrier architecture transformation. Like I said, Nandita and the team had done a fantastic job in doing this for a period of time. It was very colagial very open, there were 1500 meetings with over 5,000 people involved. It is not something which was enforced from the top, it is done in a very open transparent manner with a lot of managers coming through and managers took responsibility. As a part of the exercise you fit people in a particular structure. And when you fit people you take certain inputs to fit those people and there was some degree of unhappiness because 4,500 people were fitted lower than where they were. Their compensation was not reduced. Nothing happened to them. They were fitted in a different structure. So there were some unhappiness. And you know our people met Kris and we addressed their unhappiness, we set up a team of people of managers across the company, people in the junior level to senior level to look at all the issues, we made many changes. And they are making some suggestions about some changes in the career architecture. We are talking to them. And we will address all these issues. And now with this large scale promotion, large scale wage hike, I think this issue is behind us.

Dhanya

Can you also give a break up of the 5,400 employees that left last quarter? Can you also give a break up of ?

TV Mohandas Pai

3,500 is from the services business. So that gives an attrition of 13.4%, the balance is from the BPO business. I think the BPO hired some 1,900 people and BPO lost maybe 1,500 people. The BPO has a higher attrition rate than the rest of the company. They have an attrition rate of something like 35%, which is low for the industry, but high for us, but they have an attrition rate, and that is normal for that type of an industry. But for the parent company it went up by 3.5%. So overall, the numbers that you got is what it is.

Mehul Shrivastav

This is Mehul Shrivastav from Bloomberg News. I have a question about your guidance over here. In the last couple of quarters passing us by you have given a couple of percentage points as your increase in what you may be getting revenues, now, we are going to see anywhere between 18.5 to 19.4% increase. What is going to happen in the next three months that did not happen in the last three months that pushes your guidance up so far?

Kris Gopalakrishnan

See the guidance for the first quarter is about 3, 3.2% growth. So we have come from a 6.8% growth in Q3, a 5.2% growth in Q4, and our guidance is approximately 3.2% for Q1 of this fiscal. We looked at the data we had and given that our clients are short-term focussed at this point, decisions are being made at the last minute. That is the data we have and that is the guidance we have given. For the full year we are looking at 16 to 18% growth and it is typically balanced in Q1, Q2, Q3, Q4, is slightly challenging normally, there is some seasonality to a growth and that is also factored in. So this is a reflection of the information we have. What has changed between last year and this year? Last year, we said minus 3%(-3%) to minus 7%(-7%), this year we are saying 16 to 18%, confidence is much higher, decisions are being made, companies are investing in discretionary projects, larger deals are on the table now. This quarter we have two deals which are more than $150 mn in revenue. So lots of things have changed. Financial services is doing well. Manufacturing this quarter is doing well. So lots of things have changed between 12 months back and now. And that is the reason for the guidance of 16 to 18% based on data and information we have.

Dhanya

Dhanya again. Bala, can you just throw some light on what is the situation with regard to acquisition plans, you still stand where you were earlier in terms of Europe and U.S. and Japan?

Kris Gopalakrishnan

Yes, two areas we look at. One is continental Europe or geography-based acquisition. Second is services or industry-based acquisition. So, the focus remains the same. We have a dedicated team under Deepak Padaki looking at acquisitions. And if we find the right opportunity, we will move. We have the cash, we have the team, we have the willingness, and McCamish is a small example of what we can do in this area.

Dhanya

The size remains what you earlier spoken about, around $100 mn?

Kris Gopalakrishnan

See, typically, you would look at smaller acquisitions so that smaller means up to 10% of our revenues or up to 10% of our size so that the integrations risks are minimum and we can handle that. So typically, you can never say larger acquisitions would not happen or smaller acquisitions would not happen, but typically, that is the thumb rule.

Deepu Misra

Kris, just to follow from that. I think as far as merger and acquisition is concerned you have not been that aggressive as compared to competitions. In last two years alone, around 20 to 30 deals you have closed and some of the competitions really did well in that sector except McCamish, is around 38 mn I think you have acquired. There is nothing more from Infosys even though you have been talking about the inorganic growth strategy for quite a lot. So what is going to be the way forward, are you going to sell it for some time or you are still in look out of profit? And any regrets for missing the opportunity?

Kris Gopalakrishnan

No regrets at all. We are doing well and there are no regrets at all. Can we do better? Always. You can do better and we will strive to do better in the future. That has to be the mantra for any individual or any company. We must always believe that we can do better, we can improve. That is why there is a future, right? We have done reasonably well compared to our competitors when it comes to organic growth, when it comes to meeting our own objectives and things like that. There are two types of acquisitions possible. One is acquisition of a company in the same industry and second is acquisition of a business from a client. So on one, where we acquire a company in the same industry, that is what I have been talking about. We have also done acquisition of business from our clients, taking an outsource deal and things like that, and we will continue to focus on that. We do not want to be completely dependent on this. We do not want to be aggressive here because history has shown not just in our industry, but across all industries that 70% of acquisitions do not yield the value they are supposed to deliver. Most of the acquisition you are not able to hold on to the employees you are acquiring. And these are the things we need to keep in mind when we focus on acquisitions. And that is why we are careful about acquisitions. We have not lost out our position in the market, our growth, etc., are comparable to our larger competitors with the strategy we have right now.

Balaji

Any reason Balakrishnan that you have made a departure from showing annual also, is it because of you adopted IFRS for Indian also? Have it only in the statement, balance sheet

V. Balakrishnan

No, no, we adopted IFRS, Indian GAAP, we are doing because that is only required in India, but we are going to publish only IFRS financial statement. Last quarter itself, we said that we are going to discontinue Indian GAAP. So going forward, we will have only IFRS.

Balaji

But this is quite a dramatic departure because it does not reflect the yearly one you do not even give comparison and we have to do all kind of a calculations at a crunch time?

V. Balakrishnan

The numbers are there.

Balaji

No, sir, you see, for the year, this IFRS, INR release only is about the quarters, right? Earlier, it was all about yearly.

V. Balakrishnan

Balaji, please understand any GAAP you take our numbers are same, so do not worry.

Balaji

But could you tell if from your figures what was actually year-on-year revenue and then profit for the fiscal ending 2010 compared to, just to see whether our math and your math is tallying? Because you are not giving it. I do not know what does this IFRS means?

V. Balakrishnan

You want in dollar or rupee?

Balaji

Rupee first. I think you earn in rupees finally.

V. Balakrishnan

Well, in rupee terms.

Balaji

22742 and 21693.84?

V. Balakrishnan

For the full year the revenues are Rs. 22,742 crores, last year, fiscal 2009 wasRs.21693 crores. Net profit 6,219 crores, last year was 5,975 crores in IFRS.

Balaji

Standalone, sir? Because this is again unaudited condensed consolidated statement you mentioned of comprehensive income.

V. Balakrishnan

Standalone has no meaning because we have all the subsidiaries which are interlinked. So what you have to focus on is only consolidated.

Kris Gopalakrishnan

So, folks, thank you again, for coming to this results announcement. Looking forward to interacting with you today and during the quarter. Thank you again.